Exhibit 12.1
ZOLTEK COMPANIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In thousands, except ratios)

	Nine Months Ended		Fiscal Year Ended
	June 30, 2007		Sept 30, 2006	Sept 30, 2005	Sept 30, 2004	Sept 30, 2003	Sept 30, 2002

EARNINGS
Income before taxes from continuing operations	$173		$(64,877)	$(37,503)	$(16,659)	$(11,854)	$(9,377)
Fixed charges	5,950		6,413	5,730	3,974	1,985	1,676

TOTAL EARNINGS	$6,123		$(58,464)	$(31,773)	$(12,685)	$(9,869)	$(7,701)

FIXED CHARGES
Interest expense	$1,959		$2,645	$2,960	$3,429	$1,875	$1,632
Interest capitalized	3,807		3,100	1,261	—	—	—
Amortization of deferred financing costs	596		884	1,531	525	90	24
Depreciation of capitalized interest	(423)		(241)	(47)	—	—	—
Interest element of rental expense	11		25	25	20	20	20

TOTAL FIXED CHARGES	$5,950		$6,413	$5,730	$3,974	$1,985	$1,676

RATIO OF EARNINGS TO FIXED CHARGES	1.03	X	— (1)	— (1)	— (1)	— (1)	— (1)

(1)  Earnings for the years ended September 30, 2002 through 2006 were insufficient to cover fixed charges by $9,377, $11,854, $16,659, $37,503 and $64,877, respectively. As a result of such deficiencies, the ratios are not presented above.